CHINA ENTERTAINMENT GROUP, INC.
Unit 3409 Shun Tak Centre, West Tower,
168-200 Connaught Road Central, Hong Kong
Tel: (852) 2313-1888
Fax: (852) 2191-9890

December 20, 2007

Via EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561
Attn:	Mr. Kevin Woody
Ms. Jennifer Monick

Re:	China Entertainment Group, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2005
Filed April 23, 2007
File No. 000-29019

Dear Mr. Woody and Ms. Monick:

Set forth below are the responses from China Entertainment Group, Inc. (the “Company”) to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated December 5, 2007.  We have reproduced the Staff’s comments and have followed each comment with our response.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-3

1.
We reviewed your response to our previous comment number one.  Please provide to us more information regarding management’s basis for determining that expense recognition was more appropriate as opposed to a capital distribution and the accounting literature relied upon.  Additionally, please tell us the amount recovered through the date of your response and how you have accounted for these recoveries.

Response:  As mentioned in our previous response letter, our management relied on several accounting literatures, including SFAS 114, in making a "provision of impairment" for the amount due from the related entity through profit or loss.  Our Company’s management did not recognize such provision as a capital distribution since our management has been trying to recover such amount due.  Our management believes that it is more appropriate to recognize a reversal of provision for impairment of amount due from a related entity through profit or loss upon recovering such amount instead of recording it as capital contribution from a related entity because the nature of such amount was recovery of amount due from a related entity.   In accordance to paragraph 17 of SFAS 114, the change in present value shall be reported as a reduction in the amount of bad-debt expense that otherwise would be reported.  The recovery of the amount due from a related entity changes the present value of the amount due from such related entity.  As of the date of this response, the Company has recovered approximately $90,000 of the amount due from Colima and the Company is currently negotiating with Colima for repayment of the remaining amount due. The Company expects to recover more of the amount due from Colima either in the fourth quarter of year 2007 or the first quarter of 2008.  The amount already recovered as of the date of this response has been recognized as reversal of provision for impairment of amount due from a related entity.

* * * *

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
December 20, 2007

Should you have any further questions regarding the above, please contact the undersigned at (852) 2313-1888 or by fax at (852) 2191-9890.

Very truly yours,

CHINA ENTERTAINMENT GROUP, INC.

By:	/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer

Company Certification and Acknowledgment

On behalf of China Entertainment Group, Inc. (the “Company), I, Dorothy Wong, certify and acknowledge as follows in connection with responding to the Staff’s comment letter date December 5, 2007:

1.	I am the duly appointed Chief Accounting Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.